

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

John Keeler
Chief Executive Officer
Blue Star Foods Corp.
3000 NW 109th Avenue
Miami, FL 33172

   Re: Blue Star Foods Corp.
    Form S-1 Filed August 2, 2021
    File No. 333-258389

Dear Mr. Keeler:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gordon at 202-551-3866 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Manufacturing